Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp Filing Person: Humboldt Bancorp File Number: 000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings’ proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings’ and Humboldt Bancorp’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING QUESTION AND ANSWER SHEET WAS MADE AVAILABLE TO HUMBOLDT BANK CUSTOMERS:

Questions & answers about our merger with Umpqua Bank.

To our valued customer:

As you may have heard, Humboldt Bank has agreed to merge with Umpqua Bank. We expect the merger to be completed this fall. To help address some of the questions you may have, please see the questions and answers provided below. We have also provided a map showing the service network available to you after completion of the merger.

As always, we appreciate your business and look forward to continuing to serve you.

Will there be any changes to my sales and service center locations?

No. You may continue to conduct your banking business at the same location, working with the same people you know and trust.

Will Humboldt Bank retain its name?

No. Following completion of the merger, all Humboldt Bank divisions will adopt the Umpqua Bank name and logo.

Will the bank invest in our community?

Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities we serve. Umpqua demonstrates that support by contributing its resources to organizations and events that help make your communities vibrant. Earlier this year, Umpqua Bank introduced its industry-leading employee volunteer program, Connect, which pays full-time associates to volunteer up to 40 hours a year.

Does this mean I’m now with a “big bank”?

No. Like your current bank, personalized customer service and one-on-one interaction are at the foundation of Umpqua Bank. In fact, you will gain access to an additional 64 stores and 96 ATMs throughout Oregon’s I-5 corridor and in SW Washington, as well as on the Oregon Coast. You will also benefit from higher loan limits and expanded product and service offerings.

For more information about this merger, who may I contact?

Customers are encouraged to contact your local sales and service center manager or loan officer, or visit www.humboldtbank.com.

Questions & answers about our merger with Umpqua Bank.

To our valued customer:

As you may have heard, Humboldt Bank has agreed to merge with Umpqua Bank. We expect the merger to be completed this fall. To help address some of the questions you may have, please see the questions and answers provided below. We have also provided a map showing the service network available to you after completion of the merger.

As always, we appreciate your business and look forward to continuing to serve you.

Will there be any changes to my sales and service center locations?

No. You may continue to conduct your banking business at the same location, working with the same people you know and trust.

Will Capitol Valley Bank retain its name?

No. Following completion of the merger, all Humboldt Bank divisions will adopt the Umpqua Bank name and logo.

Will the bank invest in our community?

Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities we serve. Umpqua demonstrates that support by contributing its resources to organizations and events that help make your communities vibrant. Earlier this year, Umpqua Bank introduced its industry-leading employee volunteer program, Connect, which pays full-time associates to volunteer up to 40 hours a year.

Does this mean I’m now with a “big bank”?

No. Like your current bank, personalized customer service and one-on-one interaction are at the foundation of Umpqua Bank. In fact, you will gain access to an additional 64 stores and 96 ATMs throughout Oregon’s I-5 corridor and in SW Washington, as well as on the Oregon Coast. You will also benefit from higher loan limits and expanded product and service offerings.

For more information about this merger, who may I contact?

Customers are encouraged to contact your local sales and service center manager or loan officer, or visit www.capitolvalleybank.com.

Questions & answers about our merger with Umpqua Bank.

To our valued customer:

As you may have heard, Humboldt Bank has agreed to merge with Umpqua Bank. We expect the merger to be completed this fall. To help address some of the questions you may have, please see the questions and answers provided below. We have also provided a map showing the service network available to you after completion of the merger.

As always, we appreciate your business and look forward to continuing to serve you.

Will there be any changes to my sales and service center locations?

No. You may continue to conduct your banking business at the same location, working with the same people you know and trust.

Will Feather River State Bank retain its name?

No. Following completion of the merger, all Humboldt Bank divisions will adopt the Umpqua Bank name and logo.

Will the bank invest in our community?

Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities we serve. Umpqua demonstrates that support by contributing its resources to organizations and events that help make your communities vibrant. Earlier this year, Umpqua Bank introduced its industry-leading employee volunteer program, Connect, which pays full-time associates to volunteer up to 40 hours a year.

Does this mean I’m now with a “big bank”?

No. Like your current bank, personalized customer service and one-on-one interaction are at the foundation of Umpqua Bank. In fact, you will gain access to an additional 64 stores and 96 ATMs throughout Oregon’s I-5 corridor and in SW Washington, as well as on the Oregon Coast. You will also benefit from higher loan limits and expanded product and service offerings.

For more information about this merger, who may I contact?

Customers are encouraged to contact your local sales and service center manager or loan officer, or visit www.frsb.com.

Questions & answers about our merger with Umpqua Bank.

To our valued customer:

As you may have heard, Humboldt Bank has agreed to merge with Umpqua Bank. We expect the merger to be completed this fall. To help address some of the questions you may have, please see the questions and answers provided below. We have also provided a map showing the service network available to you after completion of the merger.

As always, we appreciate your business and look forward to continuing to serve you.

Will there be any changes to my sales and service center locations?

No. You may continue to conduct your banking business at the same location, working with the same people you know and trust.

Will Tehama Bank retain its name?

No. Following completion of the merger, all Humboldt Bank divisions will adopt the Umpqua Bank name and logo.

Will the bank invest in our community?

Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities we serve. Umpqua demonstrates that support by contributing its resources to organizations and events that help make your communities vibrant. Earlier this year, Umpqua Bank introduced its industry-leading employee volunteer program, Connect, which pays full-time associates to volunteer up to 40 hours a year.

Does this mean I’m now with a “big bank”?

No. Like your current bank, personalized customer service and one-on-one interaction are at the foundation of Umpqua Bank. In fact, you will gain access to an additional 64 stores and 96 ATMs throughout Oregon’s I-5 corridor and in SW Washington, as well as on the Oregon Coast. You will also benefit from higher loan limits and expanded product and service offerings.

For more information about this merger, who may I contact?

Customers are encouraged to contact your local sales and service center manager or loan officer, or visit www.tehamabank.com.